CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2021 FOURTH QUARTER AND YEAR END RESULTS
CALGARY, ALBERTA – MARCH 3, 2022 – FOR IMMEDIATE RELEASE
Commenting on the Company's 2021 results, Tim McKay, President of Canadian Natural, stated "Our unique and diverse asset base, combined with our track record of operational excellence delivered by our dedicated teams, achieved record average production volumes in 2021 of approximately 1,235 MBOE/d, representing an increase of 6% or approximately 71 MBOE/d over 2020 levels. During Q4/21, daily production volumes averaged a record 1,314 MBOE/d, including 1,004 Mbbl/d of liquids, primarily driven by strong quarterly production volumes from oil sands mining and thermal in situ. Our strong operational results during 2021 delivered robust annual adjusted funds flow of approximately $13.7 billion, which after capital expenditures of approximately $3.5 billion, excluding acquisitions, and dividends of approximately $2.2 billion, resulted in annual free cash flow of approximately $8.0 billion.
One of Canadian Natural's key strengths is the diversity of our world class assets. Strategically assembled and developed over several decades, our top tier assets have a low decline rate as well as low maintenance capital relative to the size and quality of our reserves, which affords us significant flexibility when balancing our four pillars of capital allocation to maximize shareholder value. Canadian Natural continues to deliver strong finding, development and acquisition ("FD&A") costs and reserves replacement ratios in 2021. Canadian Natural's total proved reserves increased 6% to 12.813 billion BOE, replacing 2021 production by 257% and resulting in a reserves life index of approximately 30 years. Total proved FD&A costs, including changes in future development costs, were $5.88/BOE in 2021.
Environmental, Social and Governance ("ESG") remains a priority for us as evidenced by our ongoing investment into new technology and innovation options designed to improve our environmental performance and reduce our environmental footprint. Canadian Natural aligns its environmental reporting with recommendations from the Task Force on Climate-related Financial Disclosures and the reporting framework from the Sustainability Accounting Standards Board. Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on our ongoing commitment to environmental performance, social responsibility and continuous improvement. This report provides a performance overview across the full range of Canadian Natural’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa. Canadian Natural targets to publish its 2021 Stewardship Report to Stakeholders in Q3/22 including third-party independent “reasonable assurance” on scope 1 and 2 emissions (including methane emissions) and “limited assurance” on scope 3 emissions. Additionally, Canadian Natural will continue to outline its pathway to lower carbon emissions across its asset base and its journey to achieve its goal of net zero greenhouse gas ("GHG") emissions in the oil sands. The report will display how Canadian Natural leverages technology and innovation to reduce its environmental footprint while ensuring safe, reliable, effective and efficient operations."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "The strength and sustainability of our business model was evident during 2021, with strong net earnings of approximately $7.7 billion ($6.49 per share) and adjusted funds flow of approximately $13.7 billion ($11.63 per share). We prudently balanced our four pillars of capital allocation throughout 2021 to maximize value for our shareholders and drive increasing returns on capital employed. Our large diversified portfolio of assets, underpinned by long life low decline assets which generate significant and sustainable free cash flow, allowed us in 2021 to enhance returns to shareholders through increased dividends and share repurchases, while reducing debt much faster than originally targeted. In 2021, we reduced net debt, inclusive of our recent opportunistic acquisition of Storm Resources Ltd. ("Storm") which closed in Q4/21, by approximately $7.3 billion when compared to year end 2020. Effective July 1, 2021, Canadian Natural enhanced its free cash flow allocation policy that states when net debt levels are below $15 billion, the Company will target to allocate 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet. To the extent net debt is below $15 billion, such amount will be made available for strategic growth / acquisition opportunities. As year end 2021 net debt levels were approximately $14 billion, Canadian Natural is targeting in 2022 to allocate 50% of free cash flow to the balance sheet, less any strategic growth capital / acquisitions, and 50% of free cash flow to share repurchases.
Throughout 2021, we significantly increased returns to shareholders. We announced two dividend increases for a combined increase of 38% to $2.35 per share annually, which marked 2021 as the 21st consecutive year of dividend increases by Canadian Natural. Direct returns to shareholders in 2021 totaled approximately $3.8 billion, comprised of our sustainable and growing dividend of approximately $2.2 billion and share repurchases throughout the year which totaled approximately $1.6 billion, as well as indirect returns to shareholders through net debt reduction of approximately $7.3 billion.
Subsequent to quarter end, up to and including March 2, 2022 the Company has returned approximately $680 million to shareholders through the repurchase and cancellation of 10.5 million common shares and the Board of Directors have approved the renewal and increase of the Company's Normal Course Issuer Bid ("NCIB"). The approval states that during the 12 month period commencing March 11, 2022 and ending March 10, 2023, the Company can repurchase for cancellation up to 10% of the public float, subject to TSX approval.
Additionally, the Board of Directors has approved a 28% increase to our quarterly dividend to $0.75 per share, up from $0.5875 per share, continuing the Company’s leading track record of 22 consecutive years of dividend increases with a significant compound annual growth rate of 22% over that period of time.
This increase in the quarterly dividend demonstrates the confidence that the Board of Directors has in the Company’s world class assets and its ability to generate significant and sustainable free cash flow. Our asset base is underpinned by top tier, long life low decline assets, a strong balance sheet and effective and efficient operations that drive an industry leading WTI break-even in the mid-US$30s per barrel, which covers our base maintenance capital requirements and the increased dividend commitment, maximizing value for our shareholders."

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2021

HIGHLIGHTS

		Three Months Ended			Year Ended

($ millions, except per common share amounts)		Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Net earnings (loss)		$2,534	$2,202	$749	$7,664	$(435)
Per common share	– basic	$2.16	$1.87	$0.63	$6.49	$(0.37)
	– diluted	$2.14	$1.86	$0.63	$6.46	$(0.37)
Adjusted net earnings (loss) from operations (1)		$2,626	$2,095	$176	$7,420	$(756)
Per common share	– basic (2)	$2.24	$1.78	$0.15	$6.28	$(0.64)
	– diluted (2)	$2.21	$1.77	$0.15	$6.25	$(0.64)
Cash flows from operating activities		$4,712	$4,290	$1,270	$14,478	$4,714
Adjusted funds flow (1)		$4,338	$3,634	$1,708	$13,733	$5,200
Per common share	– basic (2)	$3.69	$3.08	$1.45	$11.63	$4.40
	– diluted (2)	$3.66	$3.07	$1.44	$11.57	$4.40
Cash flows used in investing activities		$1,615	$721	$624	$3,703	$2,819
Net capital expenditures, excluding net acquisition costs (1)		$837	$881	$655	$3,483	$2,701
Net capital expenditures, including net acquisition costs (1)		$1,804	$1,011	$1,176	$4,908	$3,206
Daily production, before royalties
Natural gas (MMcf/d)		1,857	1,708	1,644	1,695	1,477
Crude oil and NGLs (bbl/d)		1,004,425	952,839	927,190	952,404	917,958
Equivalent production (BOE/d) (3)		1,313,900	1,237,503	1,201,198	1,234,906	1,164,136
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
(3)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ANNUAL HIGHLIGHTS
▪Canadian Natural delivered net earnings of approximately $7.7 billion and adjusted net earnings from operations of approximately $7.4 billion in 2021.
▪Cash flows from operating activities were approximately $14.5 billion in 2021.
▪Canadian Natural generated strong annual adjusted funds flow of approximately $13.7 billion in 2021, an increase of approximately $8.5 billion from 2020 levels.
▪The strength of the Company's asset base, supported by safe, effective and efficient operations generates significant free cash flow over the long-term, making Canadian Natural’s business unique, robust and sustainable.
•The strength of our effective and efficient operations and our high quality, long life low decline asset base, the Company generated annual free cash flow(1) of approximately $8.0 billion after dividend payments of approximately $2.2 billion and net capital expenditures of approximately $3.5 billion (excluding acquisitions).
•Direct returns to shareholders in 2021 were strong, totaling approximately $3.8 billion, comprised of approximately $2.2 billion of dividends and approximately $1.6 billion of share repurchases.
◦Canadian Natural increased its sustainable and growing dividend twice in 2021 for a total combined increase of 38% to $2.35 per share annually, marking 2021 as the 21st consecutive year of dividend increases.

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2021

◦The Company repurchased a total of 33,644,400 common shares for cancellation at a weighted average price of $46.98 per share during 2021 for a total of approximately $1.6 billion.
•Indirect returns to shareholders in 2021 included net debt reduction of approximately $7.3 billion, resulting in year end 2021 net debt of approximately $14.0 billion.
▪Effective July 1, 2021, Canadian Natural enhanced its free cash flow allocation policy that states when net debt(1) levels are below $15 billion, the Company will target to allocate 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet. To the extent net debt is below $15 billion, such amount will be made available for strategic growth / acquisition opportunities. As year end 2021 net debt levels were approximately $14.0 billion (inclusive of the recent opportunistic acquisition of Storm which closed in Q4/21), Canadian Natural is targeting in 2022 to allocate 50% of free cash flow to the balance sheet, less any strategic growth capital / acquisitions, and 50% of free cash flow to share repurchases.
•Subsequent to quarter end the Board of Directors has approved a 28% increase to our quarterly dividend to $0.75 per share, up from $0.5875 per share, payable on April 5, 2022. The increased dividend demonstrates the confidence that the Board of Directors has in the sustainability of our business model, the strength of our balance sheet and the Company’s long life low decline asset base. This is supported by industry leading effective and efficient operations, resulting in a low break-even(2), including base maintenance capital requirements and the increased dividend commitment.
◦Year to date the Company has returned approximately $680 million to shareholders through the repurchase and cancellation of 10.5 million common shares, up to and including March 2, 2022.
◦The Board of Directors have approved the renewal and increase of the Company's NCIB. The approval states that during the 12 month period commencing March 11, 2022 and ending March 10, 2023, Canadian Natural can repurchase for cancellation up to 10% of the public float, subject to TSX approval.
▪During 2021, the Company executed on a number of strategic initiatives to further strengthen Canadian Natural's financial flexibility.
•Canadian Natural significantly strengthened its balance sheet, reducing 2021 year end net debt compared to 2020 year end net debt levels by approximately $7.3 billion.
•Canadian Natural had undrawn bank credit facilities of approximately $6.1 billion available at year end 2021. Including cash and cash equivalents and short-term investments, the Company had significant liquidity(1) of approximately $7.2 billion.
•Significant debt repayments, including the early repayment of public debt, strengthened liquidity in 2021. The Company also increased and extended the terms on certain credit facilities and filed Canadian and US base shelf prospectuses providing the Company with different liquidity options.
▪In 2021, the Company achieved record annual production volumes of 1,234,906 BOE/d, an increase of 6% over 2020 levels. The increase was primarily the result of strong operational performance with several production volume records achieved across the asset base in 2021.
•Record annual average corporate liquids production of 952,404 bbl/d was achieved in 2021, an increase of 4% over 2020 levels. The increase in 2021 was primarily as a result of record annual production volumes over the Oil Sands Mining and Upgrading segment, strong drilling results in North American E&P assets as well as record thermal in situ production volumes.
◦The Company's world class Oil Sands Mining and Upgrading assets averaged record annual production of 448,133 bbl/d of Synthetic Crude Oil ("SCO"), an increase of 7% over 2020 levels. The increase over 2020 levels was primarily as a result of high utilization rates and the execution of operational enhancements throughout the year.
◦Canadian Natural's North America E&P assets produced record annual liquids volumes averaging 472,621 bbl/d in 2021, an increase of 3% over 2020 levels. The increase was primarily the result of strong drilling results and increased thermal in situ production.
–The Company's thermal in situ assets achieved record production in 2021, averaging 259,284 bbl/d, an increase of 4% over the previous record levels achieved in 2020. The increase in production volumes in 2021 was primarily due to successful development activity and higher utilization at Jackfish.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2021

•Opportunistic acquisitions completed in Q4/20 and in 2021 combined with successful drilling resulted in robust corporate annual natural gas production averaging 1,695 MMcf/d in 2021, an increase of 15% over 2020 levels.
▪The Company's 2022 capital budget is targeting base capital(3) of approximately $3.6 billion that delivers targeted production of approximately 1,270,000 BOE/d to 1,320,000 BOE/d, with disciplined year over year near-term growth of approximately 60,000 BOE/d derived primarily from conventional E&P operations.
•Strategic growth capital(3) in 2022 of approximately $0.7 billion will be allocated to our long life low decline assets, which targets to add incremental annual production starting in 2023 and beyond, resulting in targeted total production growth of approximately 63,000 bbl/d by 2025.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
(2)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.
(3)Forward looking non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
QUARTERLY HIGHLIGHTS
▪Net earnings of $2,534 million and adjusted net earnings from operations of $2,626 million were realized in Q4/21, significant increases over Q4/20 net earnings of $749 million and adjusted net earnings from operations of $176 million, primarily as a result of higher realized pricing and effective and efficient operations.
▪Cash flows from operating activities were $4,712 million in Q4/21, an increase over $1,270 million in Q4/20.
▪Canadian Natural generated strong quarterly adjusted funds flow of $4,338 million in Q4/21, a significant increase over Q3/21 levels of $3,634 million, primarily the result of higher realized pricing and effective and efficient operations.
▪Reflecting the strength of our effective and efficient operations and our high quality, long life low decline asset base, Canadian Natural generated strong free cash flow of $2,949 million in Q4/21, after dividend payments of $552 million and net capital expenditures of $837 million, excluding acquisitions.
▪Direct returns to shareholders during Q4/21 were significant, as Canadian Natural returned approximately $1,390 million by way of dividends totaling $552 million and share repurchases totaling $838 million.
•Share repurchases for cancellation during Q4/21 totaled 16,020,000 shares at a weighted average price of $52.31 per share.
▪Indirect returns to shareholders during Q4/21 included a significant net debt reduction of approximately $1,930 million from Q3/21 levels.
▪In Q4/21, the Company continued its focus on safe, effective and efficient operations, driving record average quarterly production volumes of 1,313,900 BOE/d, increases of 9% and 6% over Q4/20 and Q3/21 levels respectively.
•Record quarterly liquids production volumes averaged 1,004,425 bbl/d in Q4/21, increases of 8% and 5% over Q4/20 and Q3/21 levels respectively, primarily due to Canadian Natural's effective and efficient operations contributing to record Oil Sands Mining and Upgrading volumes, record thermal in situ volumes and strong light crude oil and NGL volumes.
•The Company delivered record average natural gas production of approximately 1,857 MMcf/d in Q4/21, an increase of 9% over Q3/21 levels. The increase from Q3/21 levels primarily reflects strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
◦Corporate natural gas operating costs(1) in Q4/21 averaged $1.12/Mcf, a decrease of 4% from Q3/21 levels primarily due to higher production volumes and the Company's strong focus on cost control.
▪Canadian Natural's North America E&P liquids production, including thermal in situ, averaged 478,738 bbl/d during Q4/21, comparable to Q4/20 levels and an increase of 5% over Q3/21 levels.
•Canadian Natural's thermal in situ production averaged 263,110 bbl/d in Q4/21, comparable to Q4/20 levels and a 6% increase over Q3/21 levels. The increase in thermal in situ production during Q4/21 compared to Q3/21 was primarily due to the successful completion of planned turnaround activities at Jackfish during Q3/21.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2021

▪The Company's world class Oil Sands Mining and Upgrading assets achieved record average quarterly production of 493,406 bbl/d of SCO in Q4/21, increases of 18% and 5% over Q4/20 and Q3/21 levels respectively. Top tier operational performance in Q4/21 was due to the Company's continuous focus on safe, effective and efficient operations.
•Operating costs from the Company's Oil Sands Mining and Upgrading assets were strong and remain top tier averaging $19.55/bbl (US$15.52/bbl) of SCO during Q4/21, decreases of 3% and 2% from Q4/20 and Q3/21 levels respectively. Lower operating costs in Q4/21 were primarily due to high reliability and the Company's strong focus on cost control.
•Absolute operating costs from the Company's Oil Sands Mining and Upgrading assets, excluding the impact of higher natural gas prices, were approximately $796 million in Q4/21, a decrease of approximately $6 million compared to Q3/21 levels.
(1)Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
RESERVES UPDATE
A key differentiator for Canadian Natural is the strength, diversity and balance of our world class, top tier reserves. Strategically assembled and developed over several decades, these assets have a low decline as well as low maintenance capital relative to the size and quality of the reserves. The low maintenance capital requirements of our reserves affords the Company significant flexibility when balancing our four pillars of capital allocation to maximize shareholder value.
▪The Company's reserves were evaluated and reviewed by Independent Qualified Reserves Evaluators. The following highlights are based on the Company's reserves using forecast prices and costs at December 31, 2021 (all reserves values are Company Gross unless stated otherwise).
▪Total proved reserves increased 6% to 12.813 billion BOE, with reserves additions and revisions of 1.158 billion BOE. Total proved plus probable reserves increased 6% to 16.950 billion BOE, with reserves additions and revisions of 1.476 billion BOE.
•The strength and depth of the Company's assets are evident as approximately 77% of total proved reserves are long life low decline reserves. This results in a total proved BOE reserves life index(1) of approximately 30 years and a total proved plus probable BOE reserves life index of approximately 40 years.
◦Additionally, high value, zero decline SCO is approximately 55% of total proved reserves with a reserve life index of approximately 45 years.
▪In 2021, Canadian Natural continued its track record of top tier finding and development costs:
•FD&A(1) costs, excluding changes in Future Development Cost ("FDC"), are $4.01/BOE for total proved reserves and $3.15/BOE for total proved plus probable reserves.
•FD&A costs, including changes in FDC, are $5.88/BOE for total proved reserves and $5.49/BOE for total proved plus probable reserves.
▪Total proved reserves additions and revisions replaced 2021 production by 257%. Total proved plus probable reserves additions and revisions replaced 2021 production by 328%.
▪Proved developed producing reserves additions and revisions are 703 million BOE, replacing 2021 production by 156%. The proved developed producing BOE reserves life index is approximately 21 years.
▪The net present value of future net revenues, before income tax, discounted at 10%, is approximately $86.9 billion for proved developed producing reserves, approximately $120.3 billion for total proved reserves, and approximately $145.9 billion for total proved plus probable reserves.
(1)Supplementary financial measure. Refer to the "2021 year end Reserves" section of this press release.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2021

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 80% of total liquids production in 2021, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of long life low decline production comes from Canadian Natural's top tier thermal in situ oil sands operations and the Company's Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Year Ended Dec 31

	2021		2020
(number of wells)	Gross	Net	Gross	Net
Crude oil	154	149	48	42
Natural gas	62	49	34	30
Dry	1	1	—	—
Subtotal	217	199	82	72
Stratigraphic test / service wells	485	393	427	372
Total	702	592	509	444
Success rate (excluding stratigraphic test / service wells)		99%		100%
▪The Company's total crude oil and natural gas drilling program of 199 net wells for the twelve months ended December 31, 2021, excluding stratigraphic/service wells, represents an increase of 127 net wells from the 12 month period in 2020 and is consistent with the 2021 capital budget.
North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Year Ended
	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Crude oil and NGLs production (bbl/d)	215,628	206,775	209,710	213,337	211,472
Net wells targeting crude oil	20	55	5	136	35
Net successful wells drilled	20	54	5	135	35
Success rate	100%	98%	100%	99%	100%
▪Canadian Natural's North America E&P crude oil and NGL production volumes, excluding thermal in situ, averaged 213,337 bbl/d in 2021, comparable to 2020 levels.
•Primary heavy crude oil production averaged 64,366 bbl/d in 2021, an 8% decrease from 2020 levels.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2021

◦Operating costs in the Company's primary heavy crude oil operations averaged $19.37/bbl (US$15.46/bbl) in 2021, an increase of 10% compared to 2020 levels primarily due to higher energy costs.
◦At the Company's Clearwater play at Smith, the 12 net horizontal multilateral wells brought on-stream in 2021 continue to perform well, with current production rates totaling over 3,200 bbl/d.
–Based on the success of our Smith development to date, the Company has commenced a two rig program targeting 41 net horizontal wells as part of the 2022 capital budget.
•Pelican Lake production in 2021 averaged 54,390 bbl/d, a decrease of 4% from 2020 levels. The production decrease reflects the low decline nature of this long life asset and the continued success of the Company's world class polymer flood.
◦Operating costs in 2021 at Pelican Lake of $6.75/bbl (US$5.39/bbl) increased 12% over 2020 levels. The operating cost increase from 2020 levels was primarily due to increased energy costs.
•North America light crude oil and NGL production averaged 94,581 bbl/d in 2021, an increase of 12% over 2020 levels. The increase from 2020 was primarily due to strong drilling results.
◦Operating costs in the Company's North America light crude oil and NGL areas averaged $15.28/bbl (US$12.19/bbl) in 2021, an increase of 5% over 2020 levels. The increase in operating costs in 2021 over 2020 was primarily the result of increased energy costs.
◦The Company delivered top tier execution and results at the Company's high value Montney light crude oil development at Wembley in 2021.
–As budgeted, a total of 18 net wells were brought onstream in 2021.
–2021 exit production rates were strong at approximately 11,000 bbl/d of liquids and 35 MMcf/d of natural gas, representing an increase over budget of approximately 2,500 bbl/d of liquids and approximately 7 MMcf/d of natural gas.
–Based on the success of the 2021 development program at Wembley, Canadian Natural targets to complete 15 net wells in Wembley as part of the 2022 capital budget and targets to maintain its processing facilities at full capacity in 2022.

Thermal In Situ Oil Sands
	Three Months Ended			Year Ended

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Bitumen production (bbl/d)	263,110	248,113	266,179	259,284	248,971
Net wells targeting bitumen	1	—	—	8	6
Net successful wells drilled	1	—	—	8	6
Success rate	100%	—%	—%	100%	100%
▪The Company's thermal in situ assets achieved record production in 2021, averaging 259,284 bbl/d, an increase of 4% over the previous record levels achieved in 2020. The increase in production volumes in 2021 was primarily due to successful development activity and higher utilization at Jackfish.
•Thermal in situ assets operating costs averaged $12.14/bbl (US$9.69/bbl) in 2021, an increase of 29% over 2020 levels. The increase in operating costs from 2020 was primarily due to increased energy costs.
▪As part of the 2022 capital budget, Canadian Natural's mid- and long-term strategic growth capital within its long life low decline thermal in situ assets includes the following:
•The addition of 3 pads at Kirby and 2 pads at Jackfish, targeting on stream production volumes in mid-2023 with a targeted average capital efficiency(1) of approximately $8,000/bbl/d.
•The construction of an additional SAGD pad as well as 2 CSS pads at Primrose with targeted on stream production volumes in mid-2023 and a targeted average capital efficiency of approximately $10,000/bbl/d.
(1)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2021

▪Solvent enhanced oil recovery technology is being piloted by the Company with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•Canadian Natural's second pilot commenced in October 2021 in the steam flood area of Primrose and consists of 9 net wells, 5 producers and 4 injectors. The Company targets to operate this second pilot for two years with targeted SOR and GHG intensity reductions of 40% to 45% and solvent recoveries of greater than 70%.
•Canadian Natural is progressing with engineering and design of a commercial scale solvent SAGD pad development at Kirby North and targets to commence solvent injection in early 2024.

North America Natural Gas
	Three Months Ended			Year Ended

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Natural gas production (MMcf/d)	1,841	1,698	1,623	1,680	1,450
Net wells targeting natural gas	9	9	9	49	30
Net successful wells drilled	9	9	9	49	30
Success rate	100%	100%	100%	100%	100%
▪North America natural gas production was strong in 2021, averaging approximately 1,680 MMcf/d, an increase of 16% over 2020 levels. The increase over 2020 was primarily the result of strong drilling results and production acquired in Q4/20.
•North America natural gas operating costs in 2021 averaged $1.15/Mcf, comparable with 2020 levels.
▪In 2021, at the Company's liquids-rich Montney area, excess facility capacity was utilized through its drill-to-fill strategy, adding low cost high value liquids rich natural gas production volumes.
•At Septimus, strong results from a 5 well pad completed in June 2021 brought the facility to full capacity. Operational optimization combined with high plant reliability resulted in average production of approximately 145 MMcf/d in 2021.
◦Operating costs at Septimus remained strong in 2021, averaging $0.29/Mcfe, a decrease of 3% from 2020 levels. The decrease in operating costs was primarily the result of the Company's drill-to-fill strategy and maximizing operational and cost efficiencies.
▪Canadian Natural completed the opportunistic acquisition of Storm in mid-December 2021 and targets to drill 14 net wells on these assets as part of the 2022 capital budget.
International Exploration and Production

	Three Months Ended			Year Ended

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Crude oil production (bbl/d)
North Sea	17,860	16,294	17,057	17,633	23,142
Offshore Africa	14,421	13,531	17,155	14,017	17,022
Natural gas production (MMcf/d)
North Sea	3	2	4	3	12
Offshore Africa	13	8	17	12	15
Net wells targeting crude oil	1.0	1.9	—	5.9	1.0
Net successful wells drilled	1.0	1.9	—	5.9	1.0
Success rate	100%	100%	—%	100%	100%
▪International E&P crude oil production volumes averaged 31,650 bbl/d in 2021, a decrease of 21% from 2020 levels. Lower production from prior periods primarily reflected maintenance activities in previous periods and natural field declines.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2021

North America Oil Sands Mining and Upgrading

	Three Months Ended			Year Ended

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 31 2020
Synthetic crude oil production (bbl/d) (1)(2)	493,406	468,126	417,089	448,133	417,351
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪The Company's world class Oil Sands Mining and Upgrading assets delivered record annual average production of 448,133 bbl/d of SCO in 2021, an increase of 7% over 2020 levels. Strong 2021 production performance was primarily due to the Company's focus on effective and efficient operations.
•Through Canadian Natural's culture of continuous improvement, the Company's world class Oil Sands Mining and Upgrading assets produced strong and consistent production volumes during 2021, including record production volumes of 493,406 bbl/d during Q4/21. Strong annual production in 2021 was primarily due to higher reliability across the Oil Sands Mining and Upgrading asset base combined with processing expansion work at the Scotford upgrader completed in 2020.
•Operating costs were strong and remain top tier, averaging $20.91/bbl (US$16.68/bbl) of SCO during 2021, an increase of just 2% over 2020 levels. Canadian Natural's strong operational performance and focus on cost control significantly offset higher energy costs in the year, including a 52% increase in per barrel natural gas costs compared to 2020.
•As previously announced, the Company's targeted turnaround schedules for its Oil Sands Mining and Upgrading operations in 2022 include:
◦A planned turnaround at Horizon beginning in May 2022 targeting a full plant outage for approximately 32 days with an impact of approximately 23,000 bbl/d to 2022 annual production.
◦A planned major turnaround at the non-operated Scotford Upgrader targeting to begin March 15, 2022 for a period of approximately 65 days with a net impact of approximately 12,000 bbl/d to 2022 annual production.
•In lead up to the annual planned major turnaround at the non-operated Scotford Upgrader, the upgrader experienced production restrictions in January and February, impacting net Q1/22 quarterly production volumes by approximately 31,000 bbl/d. The Company's 2022 annual production target range remains unchanged.
•Strategic growth capital being allocated at Horizon in 2022 to advance the reliability enhancement project which is targeted to extend the major maintenance cycle from once per year to once every second year increasing the capacity of zero decline, high value production by approximately 5,000 bbl/d of SCO in 2023, increasing to approximately 14,000 bbl/d of SCO in 2025.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2021

MARKETING

	Three Months Ended			Year Ended

	Dec 31 2021	Sep 30 2021	Dec 31 2020	Dec 31 2021	Dec 30 2020
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$77.17	$70.55	$42.67	$67.96	$39.40
WCS heavy differential as a percentage of WTI (%) (2)	19%	17%	22%	19%	36%
SCO price (US$/bbl)	$75.39	$68.98	$39.69	$66.36	$36.26
Condensate benchmark pricing (US$/bbl)	$79.10	$69.22	$42.54	$68.24	$36.97
Average realized pricing before risk management (C$/bbl) (3)(4)	$72.81	$68.06	$40.56	$63.71	$31.90
Natural gas pricing
AECO benchmark price (C$/GJ)	$4.67	$3.36	$2.62	$3.38	$2.12
Average realized pricing before risk management (C$/Mcf) (4)	$5.35	$4.13	$2.94	$4.07	$2.40
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
▪Crude oil prices continued to improve in 2021 with WTI averaging US$67.96/bbl, an increase of 72% from 2020 levels. The increase in WTI pricing in 2021 from 2020 primarily reflects increased demand, the continuation of agreements by OPEC+ to maintain the majority of production cuts implemented in 2020 and the strengthening of the global economy.
•As at March 2, 2022 for crude oil, annual WTI pricing of US$93.39/bbl is currently 37% higher than 2021 levels.
▪Natural gas prices continue to improve year over year with AECO averaging $3.38/GJ in 2021, an increase of 59% from 2020 natural gas pricing levels. The increase in natural gas prices from the comparable periods primarily reflects lower storage levels and increased NYMEX benchmark pricing.
▪Market egress improved in 2021 as Enbridge's Line 3 pipeline replacement began operations on October 1, 2021, increasing incremental transportation by approximately 370,000 bbl/d.
▪Increased market egress from western Canada has resulted in a more balanced market for heavy crude oil leading to less pricing volatility and stronger WCS pricing.
•The WCS heavy oil differential as a percentage of WTI was 19% in 2021 and as of March 2, 2022 is approximately 13% for 2022, both of which are stronger than the historical range reflecting the positive impact of improved western Canadian egress on heavy oil pricing.
▪Strong performance at the North West Redwater ("NWR") Refinery continues to increase local demand for heavy crude oil.
▪As per the public update provided by Trans Mountain on February 18, 2022, construction of the 590,000 bbl/d Trans Mountain Expansion, on which Canadian Natural has committed 94,000 bbl/d, now targets mechanical completion in Q3/23. The total cost of the Trans Mountain Expansion is now estimated at approximately $21.4 billion.

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2021

FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and related flexible capital expenditure program, all support a flexible financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪The Company’s strategy to maintain a diverse portfolio, balanced across various commodity types, resulted in average annual production of 1,234,906 BOE/d in 2021, with approximately 99% of total production located in G7 countries.
▪In 2021, reflecting the strength of our effective and efficient operations and our high quality, long life low decline asset base, Canadian Natural generated robust annual free cash flow of approximately $8.0 billion, after dividend payments of approximately $2.2 billion and net capital expenditures of approximately $3.5 billion, excluding acquisitions.
▪Direct returns to shareholders in 2021 were strong, totaling approximately $3.8 billion, comprised of approximately $2.2 billion of dividends and approximately $1.6 billion of share repurchases.
•Canadian Natural increased its sustainable and growing dividend twice in 2021 for a combined increase of 38% to $2.35 per share annually, marking 2021 as the 21st consecutive year of dividend increases.
•Share repurchases for cancellation during 2021, per the free cash flow allocation policy, totaled 33,644,400 shares at a weighted average price of $46.98 per share.
•Subsequent to quarter end, up to and including March 2, 2022, the Company repurchased 10.5 million shares for total consideration of $680 million at a weighted average price of $64.79 per share.
•Subsequent to quarter end, the Board of Directors has approved a 28% increase to our quarterly dividend to $0.75 per share, up from $0.5875 per share, payable on April 5, 2022.
▪Canadian Natural executed on its commitment to further strengthen its balance sheet with strong financial results in 2021, reducing net debt by approximately $7.3 billion from year end 2020 levels and resulting in 2021 year end net debt of approximately $14.0 billion. In 2021, Canadian Natural executed on a number of strategic initiatives targeted to further enhance the strength of the Company's financial flexibility. These initiatives included:
•The extension of the $1,000 million non-revolving term credit facility, originally due February 2022, to February 2023. The facility was fully repaid in Q4/21 and amended to allow for a re-draw of the full $1,000 million until March 31, 2022.
•The repayment of $500 million of a $2,650 million non-revolving term credit facility, reducing the outstanding balance to $2,150 million. The Company repaid an additional $1,000 million on the facility in Q4/21, reducing the outstanding balance to $1,150 million as at December 31, 2021.
•The repayment of US$500 million of 3.45% debt securities early, originally due November 2021.
•The extension of both of its $2,425 million revolving credit facilities originally maturing June 2022 and June 2023, to June 2024 and June 2025, respectively and increased each facility by $70 million. In accordance with the terms of the extension, and by mutual agreement, $70 million of the original revolving credit facilities were not extended and will mature upon the original maturity date of June 2022 and June 2023, respectively.
•The filing of two base shelf prospectuses that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada and up to US$3,000 million of debt securities in the United States, both of which expire in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
▪Effective July 1, 2021, Canadian Natural enhanced its free cash flow allocation policy that states when net debt levels are below $15 billion, the Company will target to allocate 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet. To the extent net debt is below $15 billion, such amount will be made available for strategic growth / acquisition opportunities. As year end 2021 net debt levels were approximately $14.0 billion (inclusive of the recent opportunistic acquisition of Storm which closed in Q4/21), Canadian Natural is targeting in 2022 to allocate 50% of free cash flow to the balance sheet, less any strategic growth capital / acquisitions, and 50% of free cash flow to share repurchases.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2021

▪As at December 31, 2021, the Company had significant liquidity of approximately $7.2 billion comprised of cash and cash equivalents, short-term investments and undrawn bank credit facilities of approximately $6.1 billion available. At December 31, 2021, the Company did not have any funds drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver responsibly produced energy that the world needs through leading ESG performance. Canadian Natural's culture of continuous improvement provides a significant advantage and results in ongoing enhancements to the Company's environmental performance.
Sustainability Reporting
Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on our ongoing commitment to environmental performance, social responsibility and continuous improvement. This report provides a performance overview across the full range of Canadian Natural’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa.
The Company aligns its reporting with recommendations from the Task Force on Climate-related Financial Disclosures and the reporting framework from the Sustainability Accounting Standards Board. Canadian Natural targets to publish its 2021 Stewardship Report to Stakeholders in Q3/21. Canadian Natural’s 2021 report will include third-party independent “reasonable assurance” on its scope 1 and 2 emissions (including methane emissions) and “limited assurance” on its scope 3 emissions.
Additionally, Canadian Natural will continue to outline its pathway to lower carbon emissions and its journey to achieve its goal of net zero GHG emissions in the oil sands. The report will display how Canadian Natural leverages technology and innovation to reduce its environmental footprint while ensuring safe, reliable, effective and efficient operations.
Oil Sands Pathway to Net Zero Initiative
On June 9, 2021, Canadian Natural together with oil sands industry participants formally announced the Oil Sands Pathways to Net Zero initiative ("Pathways"). Canadian Natural and these companies operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance, working collectively with the federal and Alberta governments, is to achieve net zero GHG emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.
▪This collaborative effort follows welcome announcements from the Government of Canada and the Government of Alberta of important support programs for emissions-reduction projects and infrastructure. Collaboration between industry and government will be critical to progressing the Pathways vision and achieving Canada’s climate goals.
▪The Pathways vision is anchored by a major CCUS trunkline connected to a carbon sequestration hub to enable multi-sector ‘tie-in’ projects for expanded emissions reductions. The proposed CCUS system will involve significant collaboration between industry and government, which is similar to the Longship/Northern Lights project in Norway as well as other CCUS projects in the Netherlands, UK and USA.
▪The Pathways initiative is ambitious and will require significant investment on the part of both industry and government to advance the research and development of new and emerging technologies.
▪The companies involved look forward to continuing to work with governments and to engage with Indigenous and local communities in northern Alberta, to make this ambitious, major emissions-reduction vision a reality so those communities can continue to benefit from Canadian resource development.
▪In 2018, Canadian Natural was the first global oil company to announce an aspirational goal of achieving net zero emissions in its oil sands operations.
▪Through the Company’s participation in the Pathways initiative with our industry partners and collaboration with the federal and Alberta governments, Canadian Natural is further refining its goal by targeting to achieve net zero emissions in its oil sands operations by 2050.
▪The Company is currently working through the details with members of the Pathways initiative advance key milestones over the next decade as we accelerate related projects through the Pathways initiative.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2021

Government Support for Carbon Capture, Utilization and Storage
The Government of Canada has recognized the important role of carbon capture, utilization and storage projects for the oil sands sector to continue contributing to Canada’s economic growth while working towards climate objectives. Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities for industry to advance investments in CCUS projects. Details of the proposed government programs to support CCUS are important and the Company looks forward to continuing to provide input as government finalizes its plans.
ENVIRONMENTAL TARGETS
▪As previously announced in August 2021, Canadian Natural has committed to new environmental targets as follows:
•50% reduction in North America E&P, including thermal in situ, methane emissions by 2030, from a 2016 baseline.
•40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
•40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2021

2021 YEAR END RESERVES
Determination of Reserves
For the year ended December 31, 2021, the Company retained Independent Qualified Reserves Evaluators (IQREs), Sproule Associates Limited, Sproule International Limited and GLJ Ltd., to evaluate and review all of the Company’s proved and proved plus probable reserves. The evaluation and review was conducted and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook. The reserves disclosure is presented in accordance with NI 51-101 requirements using forecast prices and escalated costs.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with the IQREs as to the Company’s reserves.
Additional reserves information is disclosed in the Company's Annual Information Form.
Summary of Company Gross Reserves
As of December 31, 2021
Forecast Prices and Costs

	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
Total Company
Proved
Developed Producing	135	83	215	587	6,960	4,494	130	8,859
Developed Non-Producing	50	11	—	32	—	262	5	142
Undeveloped	115	74	56	2,012	37	7,413	283	3,812
Total Proved	300	169	270	2,631	6,998	12,168	418	12,813
Probable	125	80	118	1,706	537	8,080	224	4,137
Total Proved plus Probable	424	249	388	4,337	7,535	20,249	643	16,950
Notes to Reserves:
1.Company Gross reserves are working interest share before deduction of royalties and excluding any royalty interests.
2.Information in the reserves data tables may not add due to rounding. BOE values and oil and gas metrics may not calculate exactly due to rounding.
3.Forecast pricing assumptions utilized by the Independent Qualified Reserves Evaluators in the reserves estimates are the 3-consultant-average of price forecasts developed by Sproule Associates Limited, GLJ Ltd. and McDaniel & Associates Consultants Ltd., dated December 31, 2021:

		2022	2023	2024	2025	2026
Crude Oil and NGL
WTI	US$/bbl	72.83	68.78	66.76	68.09	69.45
WCS	C$/bbl	74.42	69.17	66.54	67.87	69.23
Canadian Light Sweet	C$/bbl	86.82	80.73	78.01	79.57	81.16
Cromer LSB	C$/bbl	87.30	82.30	79.69	81.29	82.92
Edmonton C5+	C$/bbl	91.85	85.53	82.98	84.63	86.33
Brent	US$/bbl	75.33	71.46	69.62	71.01	72.44
Natural gas
AECO	C$/MMBtu	3.56	3.21	3.05	3.11	3.17
BC Westcoast Station 2	C$/MMBtu	3.48	3.14	2.98	3.03	3.10
Henry Hub	US$/MMBtu	3.85	3.44	3.17	3.24	3.30
All prices increase at a rate of 2%/year after 2026.
A foreign exchange rate of 0.7967 US$/C$ for 2022 and 0.7967 US$/C$ after 2022 was used in the year end 2021 evaluation.
4.A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2021

5.Oil and gas metrics included herein are commonly used in the crude oil and natural gas industry and are determined by Canadian Natural as set out in the notes below. These metrics do not have standardized meanings and may not be comparable to similar measures presented by other companies and may be misleading when making comparisons. Management uses these metrics to evaluate Canadian Natural’s performance over time. However, such measures are not reliable indicators of Canadian Natural’s future performance and future performance may vary.
6.Reserves additions and revisions are comprised of all categories of Company Gross reserves changes, exclusive of production.
7.Reserves replacement or Production replacement ratio is the Company Gross reserves additions and revisions, for the relevant reserves category, divided by the Company Gross production in the same period.
8.Reserves Life Index ("RLI") is based on the amount for the relevant reserves category divided by the 2022 proved developed producing production forecast prepared by the Independent Qualified Reserves Evaluators.
9.Finding, Development and Acquisition ("FD&A") costs excluding changes in Future Development Costs ("FDC") are calculated by dividing the sum of total exploration, development and acquisition capital costs incurred in 2021 by the sum of total additions and revisions for the relevant reserves category.
10.FD&A costs including changes in FDC are calculated by dividing the sum of total exploration, development and acquisition capital costs incurred in 2021 and net changes in FDC from December 31, 2020 to December 31, 2021 by the sum of total additions and revisions for the relevant reserves category. FDC excludes all abandonment, decommissioning and reclamation costs.
11.Abandonment, decommissioning and reclamation ("ADR") costs included in the calculation of the Future Net Revenue (FNR) consist of both the Company's total Asset Retirement Obligation ("ARO"), before inflation and discounting, for development existing as at December 31, 2021 and forecast estimates of ADR costs attributable to future development activity.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2021

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Company's Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Oil Sands Pathway to Net Zero Initiative, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; and the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+")) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2021

success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three months and year ended December 31, 2021 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2020. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three months and year ended December 31, 2021 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three months and year ended December 31, 2021 in relation to the comparable periods in 2020 and the third quarter of 2021. The accompanying tables form an integral part of the Company's MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2021

NON-GAAP AND OTHER FINANCIAL MEASURES
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents cash flows from operating activities, as determined in accordance with IFRS, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures before net property acquisitions and dividend on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.

	Year Ended
($ millions)	Dec 31, 2021	Dec 31, 2020
Adjusted funds flow (1)	$13,733	$5,200
Less: Net Capital Expenditures (1)	4,908	3,206
Net Property Acquisitions (2)	(1,425)	(505)
Dividends on Common Shares	2,170	1,950
Free Cash Flow	$8,080	$549
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months and year ended December 31, 2021, dated March 2, 2022.
(2)Amount includes net exploration and evaluation asset dispositions and net property acquisitions and the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021 per the Company’s MD&A for the year ended December 31, 2021, dated March 2, 2022.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net property acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on Net Capital Expenditures.
Long term debt, net
Long term debt, net (also referred to as net debt) is a financial measure that is calculated as net current and long-term debt less cash and cash equivalents. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital investment required to add new or incremental production divided by the 12 month average rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d, $/Mcf/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Break-even WTI Price
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2021

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2021 Fourth Quarter and Year End Results on Thursday, March 3, 2022 before market open.

A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, March 3, 2022.

The conference call will also be webcast and can be accessed on the home page our website, www.cnrl.com.

The North American conference call number is 833-670-0711 and the international conference call number is 001-236-714-2926. You will also be required to enter the following passcode 2278721 for the call. When prompted, please record your name and company name.

An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Thursday, March 17, 2022. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 2278721.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2021